

TIOMIN
RESOURCES INC.

PRESS RELEASE

TSX: TIO

April 8, 2003

TIOMIN RESOURCES INC.
UPDATE ON THE KWALE TITANIUM PROJECT

TORONTO, CANADA:

The mineral samples collected in the drilling program currently being completed on the Kwale titanium project will be used in an optimization program in designing the operating parameters for the next phase of the pilot plant operation. The samples collected will be tested in conjunction with various sources of process water. These results will help define the best operating parameters of Tiomin's pilot plant and contribute in identifying the optimal materials handling system for tailings. Several commercial tailings handling technologies will be tested on a large scale during the next pilot plant campaign scheduled to commence in late June. The conclusions reached in this test program will then be integrated in an updated feasibility study and may result in achieving lower capital and lower operating costs than previously estimated.

Tiomin anticipates having signed long term sales contracts for a significant portion of its anticipated output of 330,000 tpa of ilmenite, 77,000 tpa of rutile and 37,000 tpa of zircon, and having finalized plans for the construction of the mining complex, including provisions for the shiploading facility, prior to year end.

The Kwale Mining Lease is now expected to be issued on May 4th, being the 90th day following the publication of the third advertisement of the publication of the mining lease approval in the Government of Kenya Gazette as required by the Mining Code.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, VP-Finance, ext. 232.

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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of rutile, zircon and ilmenite, estimated future production, estimated costs of future production, the Company's sales policy and permitting time lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of rutile, zircon and ilmenite, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.